I, Jeff Schattner, certify that:

(1) the financial statements of Lawrence Hunt Fashion, Inc., included in this Form are true and complete in all material respects; and

(2) the tax return information of Lawrence Hunt Fashion, Inc. included in this Form reflects accurately the information reported on the tax return for Lawrence Hunt Fashion, Inc., filed for the fiscal year ended December 31, 2015.



Jeff Schattner

President & CEO

9/1/2016